05011303

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

September 12, 2005

SUPPL

RECEIVED SEP 13 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 185

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 12, 2005 Stock Exchange Announcement – Holding(s) in Company - Notification under Section 198 – Companies Act 1985

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

PROCESSED
SEP 21 2005
THOMSON FINANCIAL

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-87.doc
T: 092505

REG-Electrocomponents Holding(s) in Company

RNS Number:1576R
Electrocomponents PLC
12 September 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification from Franklin Templeton Investment on 12th September 2005 (dated 9th September 2005) in accordance with Section 198 of the Companies Act that Franklin Resources Inc and it's affiliated companies on behalf of clients detailed below, had an interest in 19,212,390 Ordinary shares of Electrocomponents Plc representing a total of 4.4140% of the total issued share capital of the Company, which represents a notifiable interest in the share capital of the Company.

Registered Holder	No. of Shares	% of Class
Bank of New York	69,600	0.0160%
London		
JP Morgan Chase Bank		
Woolgate House		
Coleman Street	18,452,000	4.2393%
London EC2P 2HD		
Citibank Nominees Limited		
Lewisham House		
Molesworth Street	114,000	0.0262%
London		
HSBC Bank	155,389	0.0357%
London		
Mellon Bank	10,400	0.0024%
London		
Royal Trust Corp of Canada	146,915	0.0338%
London		
State Street Nominees Limited		
12-13 Nichols Lane	264,086	0.0607%
London EC4 7BN		

TOTAL	19,212,390	4.4140%

CARMELINA CARFORA

Group Company Secretary

12th September 2005

END

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